Exhibit 99.3

CERTIFICATE OF QUALIFIED PERSON

I, Gregory Kenneth (Greg) Kulla, P.Geo. am employed as a Principal Geologist with Amec Foster Wheeler Americas Ltd. (Amec Foster Wheeler)

This certificate applies to the technical report titled “Entrée/Oyu Tolgoi Joint Venture Project, Mongolia, NI 43-101 Technical Report”, that has an effective date of 15 January, 2018 (the “technical report”).

I am a member of the Engineers and Geoscientists British Columbia. I graduated from the University of British Columbia with a Bachelor of Science in Geology degree in 1988.

I have practiced my profession continuously since 1988 and have been involved in exploration, interpretation, geological modelling, and deposit evaluation of precious and base metal deposit assessments in Canada, United States, Australia, Mexico, Chile, Peru, and India, these include porphyry-style deposits.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (NI 43–101).

The date of my most recent site visit for the Oyu Tolgoi mine was from 23 October to 12 November, 2011.

I am responsible for Sections 1.1 to 1.8, 1.25; Sections 2.1 to 2.4, 2.7; Sections 3.1 and 3.2; Section 4; Section 5; Section 6; Section 7; Section 8; Section 9; Section 10; Section 11; Section 12; Section 25.1 to 25.4, 25.17; Section 26.1 to 26.3, 26.4.1; and Section 27 of the technical report.

I am independent of Entrée Resources Ltd as independence is described by Section 1.5 of NI 43–101.

From 28 March to 2 April 2011, 29 May to 16 June, 2011, 2 to 22 August, 2011, and from 23 October to 12 November, 2011 I assisted in the preparation of updated geological models related to the Oyut and Hugo North deposits, including Hugo North Extension.

I have read NI 43–101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the technical report not misleading.

Dated: 28 February, 2018

“Signed and sealed”

Greg Kulla, P.Geo.

Amec Foster Wheeler Americas Ltd.
Suite 400, 111 Dunsmuir St., Vancouver,	www.amecfw.com
BC, V6B 5W3 Canada	www.woodplc.com
Tel: 604-664-4315